

Mail Stop 3720

July 22, 2016

I. Andrew Weeraratne
Chief Executive Officer
NGFC Equities, Inc.
45 Almeria Avenue
Coral Gables, Florida 33134

      Re: NGFC Equities, Inc.
              Amendment No. 7 to Registration Statement on Form S-1
              Filed July 12, 2016
              File No. 333-210436

Dear Weeraratne:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise indicated, our references to prior comments are to comments in our July 8, 2016 letter.

General

1.   In response to our prior comment 1(c), you have filed a different version of the NGLP partnership agreement as Exhibit 10.13; however, you continue to include the prior version as Exhibit 10.12. To avoid confusion, please file and reference only the correct version of the NGLP partnership agreement and remove references to the prior version.

Financial Statements

Note 6 –Formation of NGFC Limited Partnership, page 11

2.   We have considered your response to comment 1.d indicating that you have withdrawn your resignation as general partner of NGLP. It appears de-consolidation of the NGLP would not be appropriate until such time as the required notifications have been delivered to the limited partners and are effective. Please advise. In this regard, tell us if and when the required notifications, acknowledgments and executed agreements pursuant to Sections 5.01(a) and 5.01(b) of the NGFC Limited Partnership Agreement have been made and will be effective.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551- 3352 or Bob Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                        Sincerely,

                        /s/ Kathleen Krebs, for

                        Larry Spirgel
                        Assistant Director
                        AD Office 11 – Telecommunications